March 17, 2025

Kory Kramer
Reporting Person
Medalist Diversified REIT, Inc.
1400 Newport Center Drive, Suite 230
Newport Beach, CA 92660

       Re: Medalist Diversified REIT, Inc.
           Kory Kramer
           Schedule 13D filed January 7, 2025 by Kory Kramer
           File No. 005-90739
Dear Kory Kramer:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed January 7, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       December 13, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the December 13, 2024 event date, the Schedule 13D submitted on
       January 7, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
2. The cover page of the above-captioned Schedule 13D indicates that December 13,
       2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.
Item 3, page 1
 March 17, 2025
Page 2

3. Item 3 to Schedule 13D is titled "Source and Amount of Funds or Other Consideration." Beneficial owners are required to not only disclose the source of
       funds used in making purchases of the subject equity securities but also state the amount of funds that were used. Please revise to state the amount of funds that were used.
Item 4, page 1

4.     Please amend Item 4 of the Schedule 13D to include any plans or proposals which
       relate to or would result in the enumerated items listed in subsections
(a)-(j) of Item 4
       of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See
       Instruction A within the    Special Instructions for Complying With
Schedule 13D    at
       Rule 13d-101 of Regulation 13D-G.
Item 5, page 1

5. We note your disclosure of "[n]one" in response to Item 5(c) of Schedule 13D. Please revise to provide the requisite disclosure with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."
        We remind you that the filing person is responsible for the accuracy and adequacy of his disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions